

Mail Stop 6010

November 24, 2008

Via Facsimile and U.S. Mail

Mr. Gordon R. Arnold
Chief Executive Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, CA 95035

>   **Re: Sierra Monitor Corporation**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **Filed March 26, 2008**
>   **Form 10-Q for the Quarter Ended September 30, 2008**
>   **Form 8-K Dated October 30, 2008**
>   **File No. 000-25699**

Dear Mr. Arnold:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Notes to Financial Statements, page F-6

Note 1. Summary of the Company and Significant Accounting Policies, page F-6

-Significant Recent Accounting Pronouncements, page F-12

1.   You state that FIN 48 is effective for fiscal years beginning after December 31, 2007 and
        that you have not yet determined the impact (if any) that the adoption of this standard will
        have on your financial statements. Please explain to us how you considered the guidance
        in paragraph 22 of FIN 48 that indicates this standard is effective for public enterprises
        whose fiscal years begin after December 15, 2006, which is in your case would be on
        January 1, 2007.

Note 5. Employee Stock Compensation Plan, page F-14

2.   We note from your disclosures that you utilize the Black-Scholes option pricing model to
        determine the fair value of your stock options. Please revise future filings to explain how
        you determined the assumptions utilized in these models including volatility, risk free
        interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS
        123(R) and SAB Topic 14.

Form 10-Q for the Quarter Ended September 30, 2008

Item 4T. Controls and Procedures, page 16

3.   We note your disclosure that your principal executive officer and principal financial
        officer concluded that "[your] disclosure controls and procedures were effective as of the
        end of the period covered by this report to ensure that information that [you] are required
        to disclose in the reports that [you] file or submit under the Securities Exchange Act of
        1934, as amended, is recorded, processed, summarized and reported within the time
        periods specified in the SEC rules and form." The language that is currently included
        after the word "effective" in your disclosure appears to be superfluous, since the meaning
        of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange
        Act. Please remove the language in your future filings or revise the disclosure so that the
        language that appears after the word "effective" is substantially similar in all material
        respects to the language that appears in the entire two-sentence definition of "disclosure
        controls and procedures" set forth in Rule 13a-15(e).

Form 8-K Dated October 30, 2008

4. We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP income before income taxes, which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

5. Further to the above, we note that you identified a non-GAAP measure entitled "non-GAAP net profit (loss) as a percentage of revenue" within your discussion preceding the non-GAAP statement of operations. Please revise your future filings to provide the disclosures required by Item 100 (a) of Regulation G related to this non-GAAP measure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant